Filed by McCormick & Company, Incorporated

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Unilever PLC

(Commission File No. 001-04546)

Date: April 1, 2026

1 McCormick & Company, Inc. Town Hall April 1 , 2026

2 2 GLOBAL TOWN HALL – APRIL 1, 2026 Disclosures McCormick Cautionary Statement Regarding Forward Looking Statements Certain information contained in this document that are not statements of historical or current fact constitute “forward - looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements may be identified by t he use of words such as “will,” “aim,” “expects,” “anticipates,” “intends,” “looks,” “believes,” “vision,” “ambition,” “target,” “goal,” “plan,” “potential,” “work tow ards,” “may,” “milestone,” “objectives,” “outlook,” “probably,” “project,” “risk,” “continue,” “should,” “would be,” “seeks,” or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward - lookin g statements. Forward - looking statements can be made in writing but also may be made verbally by directors, officers and employe es of McCormick. The forward - looking statements contained in this document include, without limitation, the anticipated benefits of, and our plans, strategies and ob jectives relating to, the pending transaction with Unilever Foods. These and other forward - looking statements are based on management’s current views and assumptions. They are not historical fact s, nor are they guarantees of future performance or outcomes. Many risks, uncertainties and other factors could cause actual fut ure events to differ materially from the forward - looking statements in this communication, including, but not limited to: (i) the parties’ ability to meet expectations r egarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and o the r applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement; (ii) the failure to ob tain necessary regulatory approvals, approval of our shareholders, anticipated tax treatment or any required financing, or to sa tisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummat ion of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regula to ry approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; (iii) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; (iv) direct t ra nsaction costs and substantial transition and integration - related costs associated with the proposed transaction with Unilever Foods; (v) the possibility that unforeseen liab ilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, f ina ncial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined co mpa ny metrics and/or the value or expected benefit of, timing or pursuit of the transaction; (vi) the risks and costs of the pur sui t and/or implementation of the anticipated separation of Unilever Foods’ business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented ; ( vii) uncertainties as to McCormick’s access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all; (viii) the failur e t o obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval fo r t he transaction and certain related matters; (ix) the risk that combined company financial information relating to the transaction, including anticipated combined company reve nue s, earnings, cash flows, capital expenditures, indebtedness and other financial metrics of the combined company; (x) the risk th at the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ fr om those expected; (xi) the effect of the announcement or pendency of the transaction on Unilever Foods’ or McCormick’s busin ess relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unil eve r Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting ei ther management team’s attention from ongoing business operations, and risks associated with third - party contracts containing consent and/or other provisions that may be trig gered by the transaction; (xii) the ability of McCormick to successfully integrate Unilever Foods’ operations and implement i ts plans, forecasts and other expectations with respect to Unilever Foods’ business or the combined business after the closing of the transaction; (xii) the ability of McCor mic k to manage additional debt and successfully de - lever following the transaction; and (xiv) the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; and other risks described in the company’s filings with the Securities and Exchange Com mission (“SEC”), including McCormick’s Annual Report on Form 10 - K for the year ended November 30, 2025 and Quarterly Report on F orm 10 - Q for the quarter ended February 28, 2026. Actual results could differ materially from those projected in the forward - looking statements. The company un dertakes no obligation to update or revise publicly, any forward - looking statements, whether as a result of new information, fut ure events or otherwise, except as may be required by law. No Offer or Solicitation This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or t he solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sal e o f securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdict ion . No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Se curities Act of 1933, as amended. Important Information and Where to Find It This document relates to a proposed transaction among McCormick, Unilever and Unilever Foods. The parties intend to file rele van t materials with the SEC, including, among other filings, a registration statement on Form S - 4 to be filed by McCormick with the SEC, which will include a document that serves as a proxy statement/prospectus of McCormick in connection with the anticipated separation of Unilever Foods from Unil eve r and combination with McCormick, and a registration statement on Form 10 to be filed by Unilever Foods entity that serve as an information statement/prospectus in connection with the spin - off of Unilever Foods from Unilever. Each party will also file other documents regarding the proposed t ransaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, INFORMATION STATEMENTS , P ROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSE D T RANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus a nd all other relevant documents filed or that will be filed with the SEC by McCormick, Unilever Foods or Unilever through the we bsi te maintained by the SEC at www.sec.gov. The documents filed by McCormick with the SEC also may be obtained free of charge at McCormick’s website at https://ir.mccorm ick .com/ or upon written request to McCormick & Company, Incorporated, 24 Schilling Road, Suite 1, Hunt Valley, Maryland 21031, Att ention: Investor Relations Department. The documents filed by Unilever Foods or Unilever with the SEC also may be obtained free of charge at upon writte n r equest to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom. Participants in Solicitation McCormick and Unilever and their respective directors and executive officers may be deemed to be participants in the solicita tio n of proxies from McCormick’s shareholders in connection with the proposed transaction. Information about McCormick’s directo rs and executive officers and their ownership of McCormick’s common stock is set forth in McCormick’s proxy statement for its 2025 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 18, 2026. To the extent that holdings of McCormick’s securities have changed sinc e the amounts printed in McCormick’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SE C. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed parti cip ants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Informati on about the directors and executive officers of Unilever is set forth in its Annual Report on Form 20 - F for the year ended Decembe r 31, 2025, which was filed with the SEC on March 12, 2026. You may obtain free copies of these documents as described in the preceding paragraph. Financial Information In January 2026, McCormick completed its acquisition of an additional 25% ownership interest in McCormick de Mexico, increasi ng its ownership of McCormick de Mexico to 75%. Prior to the acquisition, McCormick accounted for 50% ownership interest as an e qui ty method investment and recorded our proportional share of earnings as income from unconsolidated operations. The acquisition of the additional ownership inte res t resulted in the consolidation of McCormick de Mexico's financial results. McCormick FY25 revenue, operating margin and EBIT DA figures included in this presentation include 100% of McCormick de Mexico's earnings as if the acquisition was completed at the beginning of fiscal 2025.

Our Global Town Hall Agenda ▪ Welcome & Opening Remarks ▪ Business Update ▪ Employee Q&A ▪ Resources ▪ Closing Remarks

Opening Remarks

Business Update

6 6 GLOBAL TOWN HALL – APRIL 1, 2026 Highly complementary businesses, strong strategic fit Robust return profile Clear realizable cost synergies Iconic brands in attractive, advantaged categories Multiple levers for growth acceleration Combines complementary, strategically and culturally aligned businesses with strong momentum and iconic brands that meet consumers’ growing demand for flavor ALIGNED PURPOSE & VALUES Passion for Flavor Power of People Taste You Trust Inspiring Innovation Purpose - led Performance Creating a Preeminent Global Flavor Company

7 7 GLOBAL TOWN HALL – APRIL 1, 2026 Sources: Company information. Unilever Foods' sales and other metrics are based on management estimates. Notes: Unilever Foods’ sales and other metrics are based on management estimates. 1. Represents Unilever Foods’ net sales for the fiscal year ended December 31, 2025. Unilever Foods financials are reported in c ons tant EUR 2025 and converted to USD using 1.124 EUR/USD exchange rate. 2. FY25 reflects Unilever Foods’ business excluding business in India, Nepal and Portugal; its Lifestyle & Nutrition business; i ts Buavita business; and its Lipton Ready - to - Drink business (together, “Excluded Businesses”). 3. Unilever Foods sales represents the USG for the transaction perimeter. ~70% of total Unilever Foods Sales Iconic Brands High - Growth Potential and Local Favorite Brands $12B FY25 Sales 1,2 Sales in 75 countries balanced between developed and emerging markets +2.7% FY25 Sales Growth 1,2,3 24% FY 25 Underlying Operating Margin 1,2 Unilever Foods at a Glance

8 GLOBAL TOWN HALL – APRIL 1, 2026 Sources: Euromonitor, 2025; Circana Scan Panel, L52 Weeks Ending 11/30/25; Berenberg Notes: Unilever Foods' sales and other metrics are based on management estimates. 1. Combined sales figure represents McCormick’s net sales for the fiscal year ended November 30, 2025, and Unilever Foods based on 2025 preliminary carve - out financial information, prepared under IFRS and translated from EUR to USD at the Unilever 2025 averag e rate of ($1.124:€1.00). 2. FY25 reflects McCormick’s business including McCormick de Mexico and Unilever Foods’ business excluding business in India, Ne pal and Portugal; its Lifestyle & Nutrition business; its Buavita business; and its Lipton Ready - to - Drink business (together, “Excluded Businesses”). Unilever Foods' sales and other metrics are based on management estimates. See “Non - GAAP and Other Financial Information” for discussion of inclusion of McCormick de Mexico earnings. 3. Categories defined as herbs, spices, seasonings, bouillon, condiments and sauces. 4. North America excludes Mexico. Local Favorites Iconic High - Growth Potential 70% 30% 51% 32% 17% Americas Geographies Channels APAC Consumer Flavor Solutions / Foodservice EMEA Powerful Brand Portfolio Scale Focused Resilient Well - Positioned Combined company will be well - positioned in attractive categories that prioritize flavor rather than compete for calories Combining Strengths to Expand Our Growth Potential $20B 1 Combined Company FY25 Net Sales 2 In Advantaged Categories 3

9 9 GLOBAL TOWN HALL – APRIL 1, 2026 New Opportunities for Growth North American flavor focus Front - of - house foodservice expertise Flavor R&D capabilities Distribution in high - growth emerging markets Back - of - house foodservice expertise Chef - to - chef culinary capabilities Unlocking full global potential of iconic and high - growth - potential brands

10 10 GLOBAL TOWN HALL – APRIL 1, 2026 First Quarter Performance Top and bottom line benefitted from McCormick de Mexico performance Organic sales growth of 1% was driven by pricing with volumes in line with plan Profitability reflects acquisition accretion and inflation mitigation strategies Remain confident in achieving our outlook for 2026 Organic sales is a Non - GAAP financial measure. See the accompanying Non - GAAP information and reconciliations in the appendix. Well Positioned to Drive Sustained Profitable Growth

11 11 GLOBAL TOWN HALL – APRIL 1, 2026 15% to 19% ADJUSTED OPERATING INCOME 1% to 3% NET SALES In constant currency In constant currency ADJUSTED EARNINGS PER SHARE $3.05 to $3.13 Organic sales, defined as the impact of volume/mix and price and excludes the impact of acquisitions or divestitures, as appl ica ble, and foreign currency, growth is expected to be a 1% to 3% increase over the 2025 level. 12% to 16% ORGANIC 2026 Outlook

12 12 GLOBAL TOWN HALL – APRIL 1, 2026 Today is just the first step. No changes to day - to - day operations. Continue to focus on our strategic priorities. Committed to keeping you informed. Business as Usual

13 13 GLOBAL TOWN HALL – APRIL 1, 2026 Our Purpose WHY WE EXIST To Make Life More Flavorful Strengthen leadership & global brand reach in our core categories Strengthen our competitive edge in innovation Accelerate our digital transformation Develop a future - ready workforce Reinforce our operational resiliency Our Vision WHAT WE WANT TO BE To Be the World’s Most Trusted Source of Flavor Advance Differentiation and Value Creation Advance our position as the go - to flavor expert Strategic Priorities

Employee Q&A

15 15 GLOBAL TOWN HALL – APRIL 1, 2026 What does this mean for me? Will there be layoffs? Top Questions

16 16 GLOBAL TOWN HALL – APRIL 1, 2026 16 As a shareholder, what will happen to my current shares of McCormick upon the closing of this proposed transaction? Top Questions

17 17 GLOBAL TOWN HALL – APRIL 1, 2026 17 When is the proposed transaction expected to close? How will this announcement impact the day - to - day McCormick business activities in the meantime? Top Questions

18 18 GLOBAL TOWN HALL – APRIL 1, 2026 18 Can you tell us more about the structure of the deal agreed with Unilever. Why is a Reverse Morris trust model being used and why will Unilever have a majority shareholding when the deal closes? Top Questions

19 19 GLOBAL TOWN HALL – APRIL 1, 2026 19 Are all Unilever's foods brands included in the transaction, e.g., Marmite, Colman's, Pot Noodle? Top Questions

20 20 GLOBAL TOWN HALL – APRIL 1, 2026 20 How are we going to integrate our two cultures? Top Questions

Resources

22 22 GLOBAL TOWN HALL – APRIL 1, 2026 22 • For any additional questions, please reach out to your leaders • If you receive inquiries from media or other stakeholders, please direct them to our Communications and Investor Relations teams • Communications: corporate_communications@mccormick.com • Investor Relations: faten_freiha@mccormick.com Resources

Closing Remarks

Thank You For Joining Us Today!

Non - GAAP Reconciliations

26 26 GLOBAL TOWN HALL – APRIL 1, 2026 Non - GAAP Financial Measures The following tables include financial measures of organic net sales, adjusted gross profit, adjusted gross profit margin, ad jus ted operating income, adjusted operating income margin, adjusted income tax expense, adjusted income tax rate, adjusted net income, and adjusted diluted earnings per share. These re pre sent non - GAAP financial measures which are prepared as a complement to our financial results prepared in accordance with United States generally accepted accounting pri nci ples. These financial measures exclude the impact, as applicable, of the following: • Special charges - Special charges consist of expenses and income associated with certain actions undertaken by us to reduce fixe d costs, simplify or improve processes, and improve our competitiveness and are of such significance in terms of both up - front costs and organizational/structural impact to require advance approval by our Management Committee. Expenses associated with the approved actions are classified as special charges upon recognition and monitored on an ongoing basis through completion. Included in special charges are transaction and integration costs incurred in conjunction with acquisitions. • Gain on remeasurement of previously held equity interest - On January 2, 2026, we completed the acquisition of an additional 25% ownership interest in McCormick de Mexico which increased our ownership to a 75% controlling interest. Prior to the acquisition of the additional ownership interest, w e a ccounted for our 50% ownership interest as an equity method investment. The acquisition of the additional ownership interest resulted in the consolidation of McCormick de Mexic o's financial results. As a result of the consolidation, the carrying value of our previously held 50% ownership interest was remeasured to fair value resulting in a gain. We believe that these non - GAAP financial measures are important. The exclusion of the items noted above provides additional info rmation that enables enhanced comparisons to prior periods and, accordingly, facilitates the development of future projections and earnings growth prospects. This informa tio n is also used by management to measure the profitability of our ongoing operations and analyze our business performance and trends. These non - GAAP financial measures may be considered in addition to results prepared in accordance with GAAP; however, they shoul d not be viewed as a substitute for, or superior to, GAAP results. Furthermore, these non - GAAP financial measures may not be comparable to similarly titled measures of other com panies, as they may calculate them differently than we do. We intend to continue providing these non - GAAP financial measures as part of our future earnings discussions, ensuri ng consistency in our financial reporting. A reconciliation of these non - GAAP financial measures to the related GAAP financial measures follows:

27 27 GLOBAL TOWN HALL – APRIL 1, 2026 Non - GAAP Financial Measures 1. Gross profit margin, impact of special charges, and adjusted gross profit margin are calculated as gross profit, impact of special charges, and adjusted gross profit as a percentage of net sales for each period presented. The impact of special charges included in cost of goods sold represents the step - up of acquired inventory recognized in cost of goods sold as the related inventory was sold. 2. Operating income margin, impact of special charges, and adjusted operating income margin are calculated as operating income, impact of special charges, and adjusted operating income as a percentage of net sales for each period presented. 3. Income tax rate is calculated as income tax expense as a percentage of income from consolidated operations before income taxes. Adjusted income tax rate is calculated as adjusted income tax expense as a percentage of income from consolidated operations before income taxes excluding special charges of $225.1 million and $186.5 million for the three months ended February 28, 2026 and 2025, respectively. 4. The impact of special charges, net of noncontrolling interests, for the three months ended February 28, 2026 represents a $2.6 million non - controlling interest effect associated with the step - up of acquired inventory recognized in cost of goods sold as the related inventory was sold. (in millions except per share data) 2/28/2026 2/28/2025 Gross profit 708.9$ 604.0$ Impact of special charges included in cost of goods sold 15.0 — Adjusted gross profit 723.9$ 604.0$ Gross profit margin (1) 37.8% 37.6% Impact of special charges (1) 0.8% — % Adjusted gross profit margin (1) 38.6% 37.6% Operating income 227.5$ 225.2$ Impact of special charges 40.1 — Adjusted operating income 267.6$ 225.2$ % increase versus prior year 18.8% Operating income margin (2) 12.1% 14.0% Impact of special charges (2) 2.2% — % Adjusted operating income margin (2) 14.3% 14.0% Income tax expense 48.7$ 41.6$ Impact of special charges 9.9 — Adjusted income tax expense 58.6$ 41.6$ Income tax rate (3) 26.3% 22.3% Impact of special charges (0.3)% — % Adjusted income tax rate (3) 26.0% 22.3% Net income attributable to McCormick & Company 1,016.2$ 162.3$ Impact of special charges, net of non-controlling interest (4) 27.5 — Gain on remeasurement of previously held equity interest (866.8) — Adjusted net income 176.9$ 162.3$ % increase versus prior year 9.0% Earnings per share - diluted 3.77$ 0.60$ Impact of special charges 0.11 — Gain on remeasurement of previously held equity interest (3.22) — Adjusted earnings per share - diluted 0.66$ 0.60$ % increase versus prior year 10.0% Three Months Ended

28 28 GLOBAL TOWN HALL – APRIL 1, 2026 Non - GAAP Financial Measures Because we are a multi - national company, we are subject to variability of our reported U.S. dollar results due to changes in for eign currency exchange rates. Those changes can be volatile. The exclusion of the effects of foreign currency exchange, or what we refer to as amounts expressed “on a constant currency basis ,” is a non - GAAP measure. We believe that this non - GAAP measure provides additional information that enables enhanced comparison to prior periods excluding the translation effects of change s i n rates of foreign currency exchange and provides additional insight into the underlying performance of our operations located outside of the U.S. It should be noted that our presentation herein of a mou nts and percentage changes on a constant currency basis does not exclude the impact of foreign currency transaction gains and losses (that is, the impact of transactions denominated in other th an the local currency of any of our subsidiaries in their local currency reported results). We provide organic net sales growth rates for our consolidated net sales and segment net sales. We believe that organic net s ale s growth rates provide useful information to investors because they provide transparency to underlying performance in our net sales by excluding the effect that foreign currency exchange rate f luc tuations, acquisitions, and divestitures, as applicable, have on year - to - year comparability. A reconciliation of these measures from reported net sales growth rates, the relevant GAAP measures, are inc luded in the tables set forth below. Percentage changes in sales and adjusted operating income expressed on a constant currency basis are presented excluding the imp act of foreign currency exchange. To present this information for historical periods, current period results for entities reporting in currencies other than the U.S. dollar are translated int o U .S. dollars at the average exchange rates in effect during the corresponding period of the comparative year, rather than at the actual average exchange rates in effect during the current fiscal year. As a result, the foreign currency impact is equal to the current year results in local currencies multiplied by the change in the average foreign currency exchange rate between the current fiscal period and the c orr esponding period of the comparative year. Rates of constant currency and organic growth (decline) follow: Percentage Change as Reported Impact of Foreign Currency Exchange Percentage Change on a Constant Currency Basis Impact of Acquisition Percentage Change on an Organic Basis Total net sales 16.7% 3.1% 13.6% 12.4% 1.2% Total Consumer 24.5% 2.9% 21.6% 19.8% 1.8% Americas 30.4% 0.3% 30.1% 28.9% 1.2% EMEA 15.5% 11.8% 3.7% — % 3.7% APAC 6.2% 4.0% 2.2% — % 2.2% Total Flavor Solutions 6.2% 3.3% 2.9% 2.4% 0.5% Americas 6.1% 1.9% 4.2% 3.4% 0.8% EMEA 7.3% 7.8% (0.5)% — % (0.5)% APAC 5.1% 4.6% 0.5% — % 0.5% Three months ended February 28, 2026 Percentage Change as Reported Impact of Foreign Currency Exchange Percentage Change on Constant Currency Basis Total adjusted operating income 18.8% 2.8% 16.0% Consumer segment 22.4% 1.9% 20.5% Flavor Solutions segment 12.1% 4.6% 7.5% Three months ended February 28, 2026

29 29 GLOBAL TOWN HALL – APRIL 1, 2026 Non - GAAP Financial Measures To present the percentage change in projected 2026 net sales, adjusted operating income, and adjusted earnings per share (dil ute d) on a constant currency basis, the projected local currency net sales, adjusted operating income, and adjusted net income for entities reporting in currencies o the r than the U.S. dollar are translated into U.S. dollars at forecasted exchange rates. These figures are then compared to the 2025 local currency projected results, whic h a re translated into U.S. dollars at the average actual exchange rates in effect during the corresponding months of fiscal year 2025. This comparison determines what the 2025 consolidated U.S. dollar net sales, adjusted operating income, and adjusted earnings per share (diluted) would have been if the relevant currency exchange ra tes had not changed from those of the comparable 2025 periods. Projections for the Year Ending November 30, 2026 Percentage change in net sales 13% to 17% Impact of favorable foreign currency exchange 1% Percentage change in net sales in constant currency 12% to 16% Impact of acquisition 11% to 13% Percentage change in organic net sales 1% to 3% Percentage change in adjusted operating income 16% to 20% Impact of favorable foreign currency exchange 1% Percentage change in adjusted operating income in constant currency 15% to 19% Percentage change in adjusted earnings per share - diluted 2% to 5% Impact of favorable foreign currency exchange 1% Percentage change in adjusted earnings per share - diluted in constant currency 1% to 4%